Exhibit 99.37

For Immediate Release TSX: BXE

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE U.S.

Calgary, Alberta, April 27, 2011

BELLATRIX EXPLORATION LTD. ANNOUNCES

FILING OF PRELIMINARY PROSPECTUS, FIRST QUARTER OPERATIONAL UPDATE
AND UPDATED CAPITAL EXPENDITURE BUDGET

Bellatrix Exploration Ltd. (“Bellatrix” or the “Corporation”) (BXE — TSX) is pleased to announce that it has filed a preliminary prospectus in each of the provinces of Canada, except Quebec, with respect to its previous announced approximate $55 million bought-deal financing through a syndicate of underwriters co-led by National Bank Financial Inc. and Canaccord Genuity Corp. and including Wellington West Capital Markets Inc. The preliminary prospectus is available on SEDAR at www.sedar.com.

First Quarter Operational Update

Bellatrix is also pleased to provide an update on its year to date operations. In the first quarter of 2011 Bellatrix drilled and participated in 21 gross (12.07 net) successful wells. Bellatrix completed and tied in 14 (10.33 net) of the 15 gross operated wells drilled in the quarter. The remaining 1 gross (0.33 net) well will be completed following break up. The Corporation participated in 6 gross (1.41 net) successful non-operated wells which includes one gross (0.06 net) joint venture Cardium well, which is expected to be completed and tied in after break up. During the first quarter of 2011, Bellatrix spent $39.5 million on drilling, completion and tie-ins, $0.3 million on land and seismic, $5.7 million on facilities and equipment, and $13.7 million on property acquisitions for total capital expenditures of $59.2 million.

As at March 31, 2011, Bellatrix had over 220,290 net undeveloped acres of land in Alberta, British Columbia and Saskatchewan.

Sales volumes in the first quarter of 2011 averaged 10,084 BOE per day (weighted 39% to oil, condensate and natural gas liquids and 61% to natural gas). During the period from April 1 to April 22, 2011, field production averaged 12,141 BOE per day (weighted 39% to oil, condensate and natural gas liquids and 61% to natural gas).

Updated Capital Expenditures Budget

Bellatrix previously announced a $100 million capital budget for 2011, with $85 million directed primarily towards horizontal drilling and completion activities in the Cardium and Notikewin resource plays and the remaining $15 million directed to property acquisitions. On April 20, 2011, Bellatrix announced that it would be expanding its 2011 capital program, conditional on successful completion of the bought-deal financing. Upon the successful completion of the financing, Bellatrix will revise its capital expenditure budget for 2011 to $170 million, which includes the $59.2 million spent in the first quarter of 2011 on capital expenditures. Bellatrix will use cash flow, the proceeds of the financing, and to the extent necessary, bank indebtedness to fund its 2011 capital expenditures budget. In 2011 the Corporation anticipates drilling 63 gross (47.57 net) wells. Of the 63 gross wells, the Corporation anticipates drilling 9 gross (9.0 net) potential McLaren heavy oil

www.bellatrixexploration.com	MAIN	403-266-8670	2300, 530 – 8th Avenue SW
	FAX	403-264-8163	Calgary, AB Canada T2P 3S8

wells in the Frog Lake area of Alberta and a total of 54 gross (38.57 net) Cardium and Notikewin wells in the Pembina and Ferrier areas of Alberta, for an approximate cost of $138.7 million. In addition, the Corporation anticipates spending approximately $2.2 million on land and seismic acquisitions, $12.2 million on well site equipping and field facilities, $13.7 million related to the acquisition of property interests and $3.2 million in costs associated with ongoing abandonment of wells. In addition, over and above the $170 million capital expenditure program, the Corporation anticipates utilizing up to $10.0 million from a joint venture partner that would earn a non-convertible gross overriding royalty in any resulting production. As a result of the expansion of its 2011 capital program and dependent on the successful completion of financing, Bellatrix intends to revise its guidance on 2011 exit production from 13,000 BOE per day to 15,000 BOE per day.

For further information, please contact:

BELLATRIX EXPLORATION LTD.

Raymond G. Smith	Edward Brown	Troy Winsor
President & CEO	Vice President, Finance & CFO	Investor Relations
(403) 750-2420	(403) 750-2655	(800) 663-8072

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ADVISORY: This press release contains forward looking statements. More particularly, this press release contains statements concerning the anticipated use of the net proceeds of the offering, 2011 expected capital expenditures, anticipated sources of funds for its 2011 capital expenditure and 2011 expected exit production.  Although Bellatrix believes that the expectations reflected in these forward looking statements are reasonable, undue reliance should not be placed on them because Bellatrix can give no assurance that they will prove to be correct.  Since forward looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The closing of the financing may not occur at all if Bellatrix is not able to obtain the necessary regulatory and stock exchange approvals on the timelines it has planned. Accordingly, there is a risk that the financing will not be completed within the anticipated time or at all. The intended use of the net proceeds of the financing by Bellatrix might change if the board of directors of Bellatrix determines that it would be in the best interests of Bellatrix to deploy the proceeds for some other purpose, such as an acquisition. There may be circumstances that are not known to Bellatrix at this time where revisions to expected plans relating to the 2011 capital expenditures budget may be advisable for business reasons that management believes are in the Corporation’s best interest. The expected capital expenditures, sources of funds for such capital expenditures and exit production may change or may not be achieved as a result of a number of factors including operational risks in exploration, development and production; commodity prices; delays or changes in plans; risks associated with the uncertainty of reserve estimates; health and safety risks, and uncertainty of costs and expenses.  For further information with respect to the risks associated with the forward looking information see the sections entitled “Risk Factors” in the preliminary prospectus and the Annual Information Form of the Corporation for the year-ended December 31, 2010, both of which are available on SEDAR at www.sedar.com. The forward looking statements contained in this press release are made as of the date hereof and Bellatrix undertakes no obligations to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Disclosure provided in this press release in respect of barrels of oil equivalent (“BOEs”) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 million cubic feet of natural gas per one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.